SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On June 15, 16, 17 and 19, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on June 12, 15, 16 and 18, 2008, 134,303 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

12/06/08	191	27.19
12/06/08	198	27.59
12/06/08	206	27.49
12/06/08	282	27.89
12/06/08	300	28.80
12/06/08	450	28.50
12/06/08	594	27.97
12/06/08	1,156	28.00
12/06/08	1,000	28.79
12/06/08	1,000	28.78
12/06/08	1,102	27.66
12/06/08	1,500	27.92
12/06/08	1,500	27.60
12/06/08	1,500	27.69
12/06/08	1,807	27.66
12/06/08	1,807	27.67
12/06/08	2,000	27.90
12/06/08	2,000	27.49
12/06/08	5,500	27.50
12/06/08	4,100	27.66
12/06/08	19,500	27.20
12/06/08	10,000	28.40
12/06/08	12,495	27.70
15/06/08	500	28.89
15/06/08	500	28.90
15/06/08	10,164	28.71
16/06/08	16,144	29.15
16/06/08	202	28.99
16/06/08	16,000	28.50
16/06/08	500	28.79
16/06/08	1,712	29.00
16/06/08	1,712	29.20
16/06/08	8,000	28.60
18/06/08	181	29.13
18/06/08	246	28.62
18/06/08	500	28.76
18/06/08	500	28.64
18/06/08	500	28.63
18/06/08	754	28.75
18/06/08	6,000	28.80

B.	Suny Electronics Ltd. purchased on June 18, 2008, 60,841 ordinary shares of the Company, as follows:

18/06/08	1,208	28.54
18/06/08	1,973	28.90
18/06/08	5,000	28.60
18/06/08	6,819	28.55
18/06/08	45,841	29.39

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	9,171,232		24.0%	24.0%
Ilan Ben Dov	117,062		0.3%	0.3%
Suny Electronics Ltd.	4,943,797		12.9%	12.9%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1]The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 14,232,091 ordinary shares of the Company, representing 37.2% of the Company’s issued share capital and 37.2% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

June 19, 2008